UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [November], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ( ✓ )	No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ( )	No ( ✓ )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated November 15, 2004. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE THIRD QUARTER RESULTS FOR FISICAL YEAR 2004

Seoul, Korea, November 15, 2004 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the nine months ended September 30, 2004.

The Company reported total revenues of 42,410 million won for the third quarter of 2004, decreased by 10.1 percent from total revenues of 47,222 million won for the third quarter of 2003. And, gross profit for the third quarter of 2004 was 9,608 million won increased by 4.0 percent from gross profit of 9,230 million won for the third quarter of 2003. Mirae accounted 3,342 million won of operating loss that improved its operating loss by 15.5 percent from 3,956 million of operating loss for the third quarter of 2003. Moreover, Mirae accounted 4,398 million won of ordinary loss and net loss, respectively, for the third quarter of the fiscal year 2004; whereas, ordinary profit and net profit of 14,113 million won for the third quarter of the fiscal year 2003.

[Table 1.] Summary of Operating Results of FY 2004 3Q vs. FY 2003 3Q

(Unit: in million Korean won, %)

Category	FY 2004 3Q	FY 2003 3Q	% Change	Comment
Revenues	42,410	47,222	-10.1
Gross profit	9,608	9,230	+4.0
Operating income (loss)	(3,342)	(3,956)	- 15.5	Operating loss decreased by 15.5%
Ordinary income (loss)	(4,398)	14,113		Turnover Ordinary loss
Net income (loss)	(4,398)	14,113		Turnover Net loss

Even though total revenues decreased for the third quarter of 2004 slightly, but operating loss decreased by 15.5%. The good news widespread with booming semiconductor industry, the Company also emphasized on the global network reinforcement that hoping to increase the Company’s overseas sales and its profit margin. Even though our third quarter’s revenues decreased momentarily, our outlook for year 2004 remains positive. Mirae has seen the signal of improvement, especially through SMD placement system market in Asia.

[Table 2] Revenues Break Down by Region.

(Unit:    %)

Region	FY 2004 3Q	FY 2003 3Q
Asia	18.5	12.9
Europe	5.8	5.9
US	18.9	23.3
Overseas Total	43.2	42.1
Domestic	56.8	57.9
Total	100.0	100.0

Each division fully portrays its figures for the third quarter of 2004 as follows. Automated Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 24,273million won, or 3.0 percent decrease, for the third quarter of 2004 from 25,033 million won for the same period of 2003. Although our ATE sales are decreased in the third quarter of 2004 compare to in the same period of 2003, however, the semiconductor equipment industry is expected to grow continuously in this year; and we hope that our ATE sales show its growth accordingly. SMD Placement System Division (SMT) generated revenues of 16,432 million won for the third quarter of 2004, increased by 17.3 percent from 13,998 million won for the third quarter of 2003. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 57.2 percent, 38.8 percent and 4.0 percent, respectively, for the third quarter of 2004.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2004 3Q	FY 2003 3Q	% Change
ATE Division	24,273	25,033	-3.0
SMT Division	16,432	13,998	+17.3
Other	1,705	8,191	-79.1
Total	42,410	47,222	-10.1

Highlights of FY 2004 3Q

February 23, 2004

•	Inclusion of an affiliate, GLD Co., Ltd.

Invested amount: 1,200 million won

Shareholding Ratio: 80.0%

March 19, 2004

•	The Resolution of the 13th Annual Shareholder’s Meeting

•	Approval of Balance Sheet, Income Statement and Appropriations of Retained Earnings for the FY 2003

•	Approval of selective amendments to the Articles of Incorporation

•	Approval of Appointment of New Director

•	Approval of Director’s Remuneration Ceiling

•	Approval of Management’s Severance Payment Plan

•	Approval of Grant of Stock Option

April 9, 2004

•	The sales consignments contract of CyberBank Corporation.

April 21, 2004

•	Exclusion of an affiliate, Mobile Game Co., Ltd.

May 14, 2004

•	Guarantee payment for Cyberbank Corporation

Total amount of guarantee: 15,000 million won

July 21, 2004

•	The contract of introduction of technology, P&I Corporation

To maximize the company’s profit margin through the new business, we paid 1,000 million won of initial royalty and running royalty to be confirmed.

August 9, 2004

•	The contract of introduction of technology, GLD Co., Ltd

To maximize the company’s profit margin through the new business, we paid 500 million won and terms of contract is from August 9, 2004 to August 9, 2009. After the term it will be automatically extended if there is no objection by letter

August 9, 2004

•	The integration of three different business site at CheonAhn and change the name of Semiconductor Equipment Division to Automated Test Equipment Division

September 13, 2004

•	The judgment for Patent Infringement Lawsuits against Nexscien Co., Ltd. The District Court in Suwon dismissed the suits that Mirae Corporation filed patent-infringement and damage compensation against Nexscien Co.,Ltd. The reason of judgment is Patent advocacy with Mirae Corporation is not able to approve its coverage of patent right because Mirae Corporation had already actual business delivery results using this patent before application for a patent.

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

SEPTEMBER 30, 2004

DECEMBER 31, 2003

(In millions of Korean won)

	FY 2004 3Q	FY 2003
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents	6,189	19,727
Short-term financial instruments	22,702	10,124
Marketable securities	1,146	20,853
Accounts receivable - trade, net	27,740	28,462
Short-term loan	89	100
Accounts receivable - other	5,717	3,223
Inventories	17,709	9,585
Accrued interest income	515	90
Advance payments and others	895	2,746
Prepaid income taxes	123	306

Total Current Assets	82,826	95,216

NON-CURRENT ASSETS :
Property, plant and equipment - net	73,623	68,937
Intangible assets - net	8,251	3,174
Investment securities	20,372	19,751
Long-term and restricted bank deposits	576	568
Guarantee deposits, net	4,549	2,264
Long-term receivables	3,799	4,624
Long-term loans and other	1,885	2,477

Total Non-Current Assets	113,055	101,795

TOTAL ASSETS	195,882	197,011

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

SEPTEMBER 30, 2004

DECEMBER 31, 2003

(In millions of Korean won)

	FY 2004 3Q	FY 2003
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES :
Accounts payable - trade	3,191	2,603
Short-term borrowings	15,871	18,152
Accounts payable - other	1,700	1,815
Advance receipts from customers	1,188	146
Withholdings	389	230
Accrued expenses and other	1,693	1,669
Short-term guarantee deposits received	1,262	301
Current long-term liability	2,336	1,788

Total Current Liabilities	27,630	26,704

LONG-TERM LIABILITIES :
Long-term borrowings	9,236	7,745
Long-term guarantee deposits received	3,453	3,616
Accrued severance indemnities, net	2,255	2,000

Total Long-term Liabilities	14,944	13,361

Total Liabilities	42,574	40,065

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 179 million shares as of September 30, 2004 and 2003, respectively	17,919	17,919
Capital surplus :
Additional paid-in capital	129,884	129,884
Retained earnings(Accumulated deficit) :
Unappropriated	(2,395)	2,116
Capital adjustments :
Treasury stock	(4,344)	(4,344)
Unrealized gain on investment securities	10,961	10,770
Additional paid-in capital - employee stock options	1,283	713
Loss on disposal of treasury stock	—	(113)

Total Shareholders’ Equity	153,308	156,945

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	195,882	197,010

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(In millions of Korean won, except per share data)

	FY 2004 3Q	FY 2003 3Q
	(Unaudited)	(Unaudited)
REVENUES	42,410	47,222

COST OF SALES	32,801	37,992

GROSS PROFIT	9,608	9,230

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	12,950	13,186

OPERATING INCOME (LOSS)	(3,342)	(3,956)

OTHER INCOMES	3,182	32,194
OTHER EXPENSES	4,238	14,125

ORDINARY PROFIT (LOSS)	(4,398)	14,113

INCOME TAX EXPENSE (BENEFIT)	—	—

NET INCOME (LOSS)	(4,398)	14,113

NET INCOME (LOSS) PER SHARE (In Korean won)	(25)	115

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(In millions of Korean won)

	FY 2004 3Q	FY 2003 3Q
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	(4,398)	14,113

Expenses not involving cash payments :
Provision for severance indemnities	1,130	960
Depreciation and amortization	2,994	3,336
Allowance for bad debts	1,270	2,461
Loss from depreciation of intangible assets	721	1,116
Foreign currency translation loss	470	600
Loss from valuation of securities	2	—
Loss from valuation & disposal of inventories	—	6,510
Loss from disposal and valuation of investment securities	2	41
Equity in losses of affiliate	585	661
Loss on disposition of short-term securities	174	75
Loss on disposition of available-for sale securities	2
Loss on disposal of investment securities by equity method	—	286
Loss from impairment of long term investment securities	—	1,762
Compensation cost related to stock options	570	252
Others	186	—

Sub-total	8,106	18,060

Income not involving cash receipts :
Foreign currency translation gain	(294)	(250)
Recapture of present value discount account	(209)	(437)
Gain on disposal and valuation of marketable securities	(509)	(1,921)
Gain on disposal of tangible assets	(12)	(131)
Gain on disposition of available-for sale securitie	—	(26,940)
Gain on forward foreign exchange valuation	(129)	—

Sub-total	(1,153)	(29,679)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(In millions of Korean won)

	FY 2004 3Q	FY 2003 3Q
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(365)	(10,108)
Accounts receivable - other	(2,641)	(4,642)
Accrued income	(296)	(65)
Advance payments	1,589	5,824
Prepaid expenses	22	253
Prepaid income tax	182	243
Inventories	(8,798)	(2,212)
Accounts payable - trade	595	(2,641)
Accounts payable - other	(115)	(250)
Advance receipts from customers	1,041	(112)
Withholdings	158	89
Accrued expenses	24	708
Unearned income	—	—
Other current liabilities	—	(5)
Severance indemnity payments	(875)	(1,472)

Sub-total	(9,479)	(14,390)

	(6,924)	(11,896)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	6,870	45,447
Decrease in short-term loans	177	171
Decrease in investment securities	52,299	49,962
Proceeds from disposal of long-term investment securities	—	4,512
Proceeds from disposal of investment securities	—	212
Decrease in long-term loans	766	66
Decrease in long-term account receivables	1,000	2,000
Decrease in guarantee deposits	391	1,245
Proceeds from disposal of property, plant and equipment	72	703
Decrease in construction in-progress	—	1,748
Guarantee deposits received	58	—
Increase in Long term guarantee deposits	1,037	1,636

	62,670	107,702

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(In millions of Korean won)

	FY 2004 3Q	FY 2003 3Q
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in investment securities	32,262	33,431
Increase in short-term loans	166	50
Increase in long-term financial instruments	8	6
Acquisition of investment securities	1,200	1,070
Increase in long-term loans	153	6,831
Increase in guarantee deposits	2,679	855
Acquisition of property, plant and equipment	1,398	2,344
Increase in construction in-progress	5,145	1,748
Acquisition of other tangible assets	1,197	1,090
Acquisition of industrial rights	377	335
Increase in research and development cost	4,981	646
Decrease in guarantee deposits	50	—
Decrease in Long term guarantee deposits	246	—
Increase in short-term financial instruments	19,449	36,850

	69,311	85,256
CASH FLOWS FROM FINANCING ACTIVITIES :
Issuance of common shares	—	—
Increase in short-term borrowings	27,730	—
Increase in long-term borrowings	3,500	—
Decrease in treasury stock	—	373
Decrease in short-term borrowings	(29,963)	(11,187)
Cost of stock issuing	—	—
Decrease in long-term borrowings	(1,239)	—

	28	(10,814)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,538)	(264)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	19,727	11,420

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,189	11,156

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2004

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team